EXHIBIT 12.01

El Paso Electric Company
Computation of Ratios of Earnings to Fixed Charges
(Dollars in Thousands)

	Years Ended December 31,
	2014	2013	2012	2011	2010
Earnings from Continuing
Operations (a)	$132,516	$132,238	$137,825	$157,247	$141,333
Fixed Charges (b)
Interest charges	60,278	59,066	55,822	55,104	51,080
Interest portion of rent expense	829	823	939	908	830
Total Fixed Charges	61,107	59,889	56,761	56,012	51,910
Capitalized Interest	(28,122)	(21,362)	(20,312)	(18,186)	(19,974)
Earnings (c)	$165,501	$170,765	$174,274	$195,073	$173,269
Ratio of Earnings to Fixed Charges	2.7	2.9	3.1	3.5	3.3
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(a) Earnings from continuing operations consist of income from continuing operations before income taxes, extraordinary item and cumulative effects of accounting changes.
(b) Fixed charges consist of all interest on indebtedness, amortization of debt discount and expense and the estimated portion of rental expense that represents an interest factor.
(c) Earnings consist of earnings from continuing operations and fixed charges less AFUDC and capitalized interest.